UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2019

Commission File Number: 001-38772

REEBONZ HOLDING LIMITED

(Exact Name of Registrant as Specified in Its Charter)

c/o Reebonz Limited,
5 Tampines North Drive 5
#07-00
Singapore 528548
+65 6499 9469
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

 Results of the Submission of Matters to a Vote of Security Holders

On December 30, 2019, Reebonz Holding Limited (the “Company”) held its Annual General Meeting of Shareholders (which meeting was originally scheduled for December 29, 2019 (the “Original Time”) and adjourned until December 30, 2019 as further discussed below). The total number of shares entitled to vote at the 2019 Annual General Meeting of Shareholders (the “AGM”) was 6,221,994 shares held of record on November 22, 2019. There were present at the AGM, in person or by proxy, 1,909,546 shares. While this amount of shares did not initially constitute a quorum at the Original Time, pursuant to the Company’s Memorandum and Articles of Association, the Company’s board of directors (the “Board”) adjourned the AGM until Monday December 30, 2019 at 10:00 a.m. (Singapore time), and following such adjournment, in accordance with the Company’s Memorandum and Articles of Association, the members present constituted a quorum for purposes of the AGM and approved the following matters, all of which were set forth on the Company’s notice for the AGM and voted on and approved by the Company’s shareholders:

(1) election of Arthur Chua as a Class I director to the board of directors (the “Board”) of the Company for a three-year term of office expiring at the 2022 Annual General Meeting;

(2) approval of an amendment to the Company’s Memorandum and Articles of Association to increase the Company’s authorized ordinary shares, par value $0.0008 per share (“Ordinary Shares”) from 25,000,000 share to 200,000,000 shares;

(3) authorization of the Board of Directors to effect a reverse split of Ordinary Shares, at an exchange ratio of not less than 1-for-2 and not greater than 1-for-10, to be determined by the Board of Directors in its sole discretion to comply with Nasdaq requirements to maintain the listing of our Ordinary Shares on the Nasdaq Stock Market and, in connection therewith, amend the Company’s Memorandum and Articles of Association to reflect the consolidation of the Ordinary Shares based on the ratio determined by the Board of Directors; and

(4) approval of an amendment to the 2018 Omnibus Equity Incentive Plan and reprice certain outstanding stock options issued under the 2018 Reebonz Share Option Plan.

The final results of the shareholders votes at the AGM are set forth below:

 Proposal 1: Election of Class I Director

NOMINEE	FOR	WITHHELD
Arthur Chua	1,854,243	55,346

 Proposal 2: Approval of Ordinary Share Increase:

FOR	AGAINST	ABSTAIN
1,739,904	164,632	5,053

Proposal 3: Approval of Reverse Stock Split

FOR	AGAINST	ABSTAIN
1,744,667	162,872	2,050

Proposal 4: Approval of Amendments to Reebonz 2018 Share Option Plan

FOR	AGAINST	ABSTAIN
1,755,163	134,360	20,066

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On December 30, 2019, Arthur Chua was elected as Class I director at the AGM.

On December 30, 2019, immediately following the AGM, Chua Kee Lock resigned as a Class II director and the Board appointed Charles Goh as a Class II director to fill the vacancy created by Mr. Lock’s resignation. Mr. Goh is the founder and director of Yuan Resources Pte Ltd and Yuan Universal Pte Ltd, Singapore based commodity trading companies. Mr. Goh is the Director of Yuan Capital Pte Ltd and Yuan Asset Management Pte Ltd, both investment holding company, as well as The Cheese Artisans (TCA) a Singapore based artisanal cheese distributor and retail store. Prior to starting Yuan Resources, Mr. Goh was an executive in various capacities at Natsteel Ltd / Natsteel Trading Pte Ltd, Thyssen Asia Pacific Pte Ltd, Preussag Trade (Asia) Pte Ltd. Previously, Mr. Goh was member of the board of directors of various corporations such as ISV Investment Pte Ltd, Natsteel Trade International Pte Ltd, Natsteel Vina Co., Ltd (Vietnam), Aisco Resources Pte Ltd, United North Supply Pte Ltd, Amurmetal Global Trading Pte Ltd, FishOne Singapore Pte Ltd, Win Harmony International Pte Ltd, and Indochine Resources Pte Ltd. He earned a Bachelor of Engineering in Mechanical & Production Engineering from National University of Singapore.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

REEBONZ HOLDING LIMITED

Date: December 31, 2019	By:	/s/ Nupur Sadiwala
Nupur Sadiwala
Chief Financial Officer

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